Exhibit 99.1

GRACO INC. P.O. Box 1441 Minneapolis, MN 55440-1441 NYSE: GGG

FOR IMMEDIATE RELEASE:	FOR FURTHER INFORMATION:
Wednesday, April 23, 2014	Financial Contact: James A. Graner (612) 623-6635 Media Contact: Bryce Hallowell (612) 623-6679

Graco Reports Record First Quarter Sales

MINNEAPOLIS, MN (April 23, 2014) - Graco Inc. (NYSE: GGG) today announced results for the first quarter ended March 28, 2014.

Summary

$ in millions except per share amounts

	Thirteen Weeks Ended
	March 28, 2014	March 29, 2013	% Change

Net Sales	$290.0	$269.0	8%
Operating Earnings	74.7	71.5	4%
Net Earnings	50.7	52.1	(3)%
Diluted Net Earnings per Common Share	$0.81	$0.84	(4)%

—

Sales increased 8 percent, including 3 percentage points from acquired operations. All reportable segments had single digit percentage increases. Sales increases in the Americas and EMEA were partially offset by a decrease in Asia Pacific.

—	Gross margin rate was lower than the comparable period last year due to acquisition-related inventory charges, lower margins from acquired operations and changes in product mix.

—	Operating earnings increased 4 percent, but a higher effective income tax rate led to a decrease in net earnings.

—	The Company used $65 million cash to acquire a business and returned $64 million to investors through dividends and Company stock repurchases.

“This is the eleventh consecutive quarter of Graco reporting record quarterly sales,” said Patrick J. McHale, Graco’s President & CEO. “We experienced good organic growth in all of our reportable segments in the Americas, led by a double digit sales increase in our Contractor business that continues to benefit from the recovery in residential construction. In our EMEA region, mid single-digit organic growth in the developed economies was somewhat offset by reduced customer demand in certain emerging markets due to geopolitical and currency concerns. As expected, sales in the Asia Pacific region declined in the first quarter, reflecting uneven demand rates.”

More . . .

Page 2 GRACO

Consolidated Results

Sales increased 8 percent, including increases of 15 percent in the Americas and 7 percent in EMEA (3 percent at consistent translation rates). Sales decreased 7 percent in Asia Pacific (6 percent at consistent translation rates). Sales included $7 million (3 percentage points of growth) from operations acquired in the fourth quarter of 2013 and early in the first quarter of 2014.

Gross profit margin, expressed as a percentage of sales, was 55 percent, down from 56 percent last year. Non-recurring inventory-related purchase accounting effects of $1 million and lower margins in acquired operations accounted for more than half of the decrease. Changes in product mix also contributed to the decrease.

Total operating expenses of $85 million were 29 percent of sales, consistent with the first quarter last year. Operating expenses in 2014 included $1 million of acquisition and divestiture expenses. Such expenses were not significant in 2013.

Other expense (income) included dividends received from the Liquid Finishing businesses that are held separate from the Company’s other businesses. Such dividends totaled $4 million for the first quarter in both 2014 and 2013.

The effective income tax rate of 31 percent was 4 percentage points higher than the comparable period last year because last year’s rate included the $3.6 million impact of the federal R&D credit that was renewed in the first quarter, effective retroactive to the beginning of 2012. There was no R&D credit allowed in 2014.

Segment Results

Certain measurements of segment operations are summarized below:

	Thirteen Weeks
	Industrial	Contractor	Lubrication

Net sales (in millions)	$176.4	$84.9	$28.6
Percentage change from last year
Sales	7%	9%	5%
Operating earnings	0%	11%	27%
Operating earnings as a percentage of sales
2014	31%	21%	23%
2013	34%	21%	19%

Industrial segment sales increased 7 percent, with increases of 19 percent in the Americas and 8 percent in EMEA (5 percent at consistent translation rates), partially offset by a 9 percent decrease in Asia Pacific (8 percent at consistent translation rates). First quarter results included the operations of QED Environmental Systems, acquired at the beginning of fiscal 2014, and EcoQuip, acquired at the end of fiscal 2013. Acquired operations contributed $7 million to sales of this segment (4 percentage points of growth). Operating margin rate for the Industrial segment decreased compared to last year due to lower margins on acquired operations, including the impact of non-recurring acquisition-related inventory valuation adjustments, and other investments in regional and product expansion.

Contractor segment sales for the quarter increased 9 percent, including a 14 percent increase in the Americas, with strong growth in both paint store and home center channels. Sales were flat in EMEA and Asia Pacific. Operating margin rates in the Contractor segment were consistent with last year’s first

More . . .

Page 3 GRACO

quarter. Unfavorable effects of product mix offset the favorable effects of higher sales volume and expense leverage.

Lubrication segment sales for the quarter increased 5 percent, mostly from increases in the Americas. Higher sales volume, improved gross margin rate and expense leverage led to a higher operating margin rate in the Lubrication segment.

Acquisition in 2012

On April 2, 2012, the Company completed the purchase of the finishing businesses of Illinois Tool Works Inc. The acquisition included Powder Finishing and Liquid Finishing equipment operations, technologies and brands. Results of the Powder Finishing business have been included in the Industrial segment since the date of acquisition.

Pursuant to a March 2012 order, the Liquid Finishing businesses were to be held separate from the rest of Graco’s businesses while the United States Federal Trade Commission (“FTC”) considered a settlement with Graco and determined which portions of the Liquid Finishing business Graco must divest.

In May 2012, the FTC issued a proposed decision and order which requires Graco to sell the Liquid Finishing business assets, including certain business activities related to the development, manufacture, and sale of products under the Binks®, DeVilbiss®, Ransburg® and BGK® brand names, no later than 180 days from the date the order becomes final. The FTC continues to work on resolving issues related to a proposed final decision and order.

The Company has retained the services of an investment bank to help it market the Liquid Finishing businesses and identify potential buyers. While it seeks a buyer, Graco must continue to hold the Liquid Finishing business assets separate from its other businesses and maintain them as viable and competitive.

The Company does not control the Liquid Finishing businesses, nor is it able to exert influence over those businesses. Consequently, the Company’s investment in the shares of the Liquid Finishing businesses has been reflected as a cost-method investment, and its financial results have not been consolidated with those of the Company. Income is recognized based on dividends received from current earnings and is included in other income.

The Liquid Finishing businesses generated sales of $71 million and EBITDA of $16 million in the first quarter of 2014, both increases over first quarter of 2013.

Outlook

“Our outlook for 2014 has not changed, and we remain confident about achieving full year growth in all segments and regions,” stated Mr. McHale. “While U.S. housing starts began 2014 slower than anticipated, we continue to expect strong full year growth in the residential construction market to drive low double-digit growth in our Contractor segment in the Americas. Although certain emerging economies of EMEA are facing geopolitical and currency headwinds, and capital equipment demand in China remains choppy, we expect to benefit from the improving macro environment in developed economies around the world.”

Cautionary Statement Regarding Forward-Looking Statements

The Company desires to take advantage of the “safe harbor” provisions regarding forward-looking statements of the Private Securities Litigation Reform Act of 1995 and is filing this Cautionary Statement in order to do so. From time to time various forms filed by our Company with the Securities and Exchange Commission, including our Form 10-K, our Form 10-Qs and Form 8-Ks, and other disclosures, including our 2013 Overview report, press releases, earnings releases, analyst briefings, conference

More . . .

Page 4 GRACO

calls and other written documents or oral statements released by our Company, may contain forward-looking statements. Forward-looking statements generally use words such as “expect,” “foresee,” “anticipate,” “believe,” “project,” “should,” “estimate,” “will,” and similar expressions, and reflect our Company’s expectations concerning the future. All forecasts and projections are forward-looking statements. Forward-looking statements are based upon currently available information, but various risks and uncertainties may cause our Company’s actual results to differ materially from those expressed in these statements. The Company undertakes no obligation to update these statements in light of new information or future events.

Future results could differ materially from those expressed, due to the impact of changes in various factors. These risk factors include, but are not limited to: changes in laws and regulations; economic conditions in the United States and other major world economies; our Company’s growth strategies, which include making acquisitions, investing in new products, expanding geographically and targeting new industries; whether we are able to effectively complete a divestiture of the acquired Liquid Finishing businesses, which has not been completed and remains subject to FTC approval; political instability; new entrants who copy our products or infringe on our intellectual property; supply interruptions or delays; risks incident to conducting business internationally; the ability to meet our customers’ needs and changes in product demand; results of and costs associated with, litigation, administrative proceedings and regulatory reviews incident to our business; compliance with anti-corruption laws; the possibility of decline in purchases from few large customers of the Contractor segment; variations in activity in the construction and automotive industries; security breaches and natural disasters. Please refer to Item 1A of our Annual Report on Form 10-K for fiscal year 2013 (and most recent Form 10-Q) for a more comprehensive discussion of these and other risk factors. These reports are available on the Company’s website at www.graco.com/ir and the Securities and Exchange Commission’s website at www.sec.gov. Shareholders, potential investors and other readers are urged to consider these factors in evaluating forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.

Investors should realize that factors other than those identified above and in Item 1A might prove important to the Company’s future results. It is not possible for management to identify each and every factor that may have an impact on the Company’s operations in the future as new factors can develop from time to time.

Conference Call

Graco management will hold a conference call, including slides via webcast, with analysts and institutional investors on Thursday, April 24, 2014, at 11:00 a.m. ET, to discuss Graco’s first quarter results.

A real-time webcast of the conference call will be broadcast live over the Internet. Individuals wanting to listen and view slides can access the call at the Company’s website at www.graco.com/ir. Listeners should go to the website at least 15 minutes prior to the live conference call to install any necessary audio software.

For those unable to listen to the live event, a replay will be available soon after the conference call at Graco’s website, or by telephone beginning at approximately 2:00 p.m. ET on April 24, 2014, by dialing 800-406-7325, Conference ID #4678040, if calling within the U.S. or Canada. The dial-in number for international participants is 303-590-3030, with the same Conference ID #. The replay by telephone will be available through April 27, 2014.

Graco Inc. supplies technology and expertise for the management of fluids and coatings in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid and coating materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com/ir.

More . . .

Page 5 GRACO

GRACO INC. AND SUBSIDIARIES

Consolidated Statement of Earnings (Unaudited)

	Thirteen Weeks Ended
(in thousands, except per share amounts)	March 28,	March 29,
	2014	2013
Net Sales	$289,962	$269,046
Cost of products sold	130,650	118,402

Gross Profit	159,312	150,644
Product development	13,159	12,421
Selling, marketing and distribution	46,342	43,354
General and administrative	25,106	23,372

Operating Earnings	74,705	71,497
Interest expense	4,588	4,762
Other expense (income), net	(3,428)	(4,395)

Earnings Before Income Taxes	73,545	71,130
Income taxes	22,800	19,000

Net Earnings	$50,745	$52,130

Net Earnings per Common Share
Basic	$0.83	$0.86
Diluted	$0.81	$0.84
Weighted Average Number of Shares
Basic	60,822	60,961
Diluted	62,438	62,408

Segment Information (Unaudited)

	Thirteen Weeks Ended
	March 28,	March 29,
	2014	2013
Net Sales
Industrial	$176,426	$164,175
Contractor	84,906	77,628
Lubrication	28,630	27,243

Total	$289,962	$269,046

Operating Earnings
Industrial	$55,215	$55,219
Contractor	18,250	16,432
Lubrication	6,533	5,141
Unallocated corporate (expense)	(5,293)	(5,295)

Total	$74,705	$71,497

All figures are subject to audit and adjustment at the end of the fiscal year.

The consolidated Balance Sheets, Consolidated Statements of Cash Flows and Management’s Discussion and Analysis are available in our Quarterly Report on Form 10-Q on our website at www.graco.com/ir.

# # #